SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Chinawe.com Inc.
(Former Name: NEO MODERN ENTERTAINMENT CORP.)

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

169464 10 4

(CUSIP Number)

Remsen Kinne, IV, Esq: Squire, Sanders & Dempsey L.L.P., One Maritime Plaza, San Francisco CA 94111

(415) 954-0200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169464 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charter One Investments Limited, IRS ID number not applicable (non-US entity)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,800,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,800,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,800,000 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the Common Stock, $0.001 par value per share, of Chinawe.com Inc., a California corporation (the “Company”) (formerly, NEO MODERN ENTERTAINMENT CORP.).  The address of the principal executive offices of the Company is: c/o Hartman & Craven LLP, 488 Madison Avenue, New York, New York, 10022.

Item 2.	Identity and Background

(a)    This statement is being filed by Charter One Investments Limited, a British Virgin Islands company (“Charter One”).  Charter One’s principal business is investment holding.  Set forth in Appendix A hereof is the name, business address, present principal occupation and citizenship of each director of Charter One.

(b) The principal address of Charter One is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(c) Not applicable.

(d)    During the last five years, neither Charter One nor, to the best of Charter One’s knowledge, any person named in Appendix A hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, neither Charter One nor, to the best of Charter One’s knowledge, any person named in Appendix A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration

On or about January 7, 2003 Charter One advanced HK$100,000 to the Company as a loan.  On or about February 24, 2003 Charter One advanced HK$300,000 to the Company as a loan.  On or before July 31, 2003, Charter One advanced HK$600,000 to the Company as a loan.  In total, Charter One loaned HK$1,000,000 to the Company (the “Loans”).  On December 15, 2003, Charter One and the Company entered into a Memorandum of Understanding, a copy of which was attached as Exhibit 10.2 in the Company’s Form 8-K Report dated December 15, 2003 (the “MOU”), whereby Charter One agreed to convert the Loans into investment into the Company for 3,800,000 shares of the Company’s Common Stock.  The funds for the investment is from Charter One’s working capital.

Item 4.	Purpose of Transaction

Charter One will hold the Company’s shares for investment purposes.  Charter One does not have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may implede the acquistion of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)    As of the date of this statement, the aggregate number of shares of the Company’s Common Stock owned by Charter One is 3,800,000, constituting approximately 8.7% of the total outstanding shares of the Company’s Common Stock, based upon the 40,000,000 outstanding shares of Common Stock reported by the Company plus the 3,800,000 shares of Common Stock issued to Charter One pursuant to the MOU described in Item 3 above.

(b) Charter One has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 3,800,000 shares of the Company’s Common Stock.
(c) Charter One has not engaged in any transactions in the Company’s Common Stock during the past sixty (60) days.
(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,800,000 shares of the Company’s Common Stock.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the MOU and the Loans described in Item 3 above, to the knowledge of Charter One, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fee, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 2, 2004
Date
/s/ Edward C. M. Yiu
Signature
Edward C. M. Yiu, Director
Name/Title

4

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

OF

CHARTER ONE INVESTMENTS LIMITED

(“CHARTER ONE”)

1.                                       Name: Edward C. M. Yiu

Business Address: P.O. Box 957

Offshore Incorporations Centre

Road Town, Tortola

British Virgin Islands

Principal Occupation: Director of Charter One

Citizenship: Canada

2.                                       Name: Barry C. S. Yiu

Business Address: P.O. Box 957

Offshore Incorporations Centre

Road Town, Tortola

British Virgin Islands

Principal Occupation: Director of Charter One

Citizenship: Canada

3.                                       Name: Olivia U

Business Address: P.O. Box 957

Offshore Incorporations Centre

Road Town, Tortola

British Virgin Islands

Principal Occupation: Director of Charter One

Citizenship: Canada

4.             No officer has been designated for Charter One.